[redacted]

13025288

COMMISSION
)549

SEC Mail Processing Section
SEP 27 2013
Washington DC
404

cM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/12 (MM/DD/YY) AND ENDING 07/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Thornton Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 State Street, 13th Floor
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ian Cookson 617-848-4982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tonneson & Company, Inc.
(Name – *if individual, state last, first, middle name*)

401 Edgewater Place, Suite 300	Wakefield	MA	01880
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

11/12/13

OATH OR AFFIRMATION

I, Ian Cookson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grant Thornton Corporate Finance, LLC, as of July 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL & MANAGING DIRECTOR

Title

Notary Public

MARY P. SCANLON
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires October 24, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANT THORNTON CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2013 AND 2012

tonneson co
Assurance • Tax • Advisory

GRANT THORNTON CORPORATE FINANCE, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

We have audited the accompanying financial statements of Grant Thornton Corporate Finance, LLC, which comprise the balance sheets as of July 31, 2013 and 2012, and the related statements of income, changes in member's capital, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grant Thornton Corporate Finance, LLC as of July 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Tonneson & Company, Inc.
Tonneson & Company, Inc.

Wakefield, Massachusetts
September 24, 2013

tonneson + co
Certified Public Accountants & Consultants
401 Edgewater Place, Suite 300, Wakefield, MA 01880-6208 t. 781.245.9999 f 781.245.8731 www.tonneson.com

GRANT THORNTON CORPORATE FINANCE, LLC

BALANCE SHEETS

JULY 31, 2013 AND 2012

ASSETS

		2013		2012
CURRENT ASSETS:				
Cash and cash equivalents	$	96,098	$	862,633
Accounts receivable		27,810		-
Short-term investments		-		49,985
Prepaid expenses		2,107		5,512
TOTAL ASSETS	$	126,015	$	918,130

LIABILITIES AND MEMBER'S CAPITAL

		2013		2012
CURRENT LIABILITIES:				
Accrued expenses	$	-	$	3,966
TOTAL LIABILITIES		-		3,966
MEMBER'S CAPITAL		126,015		914,164
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	126,015	$	918,130

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENTS OF INCOME

YEARS ENDED JULY 31, 2013 AND 2012

	2013	2012
REVENUES:		
Net fee income	$ 204,698	$ 2,612,693
EXPENSES:		
Selling, general and administrative expenses	25,792	26,826
INCOME FROM OPERATIONS	178,906	2,585,867
OTHER INCOME	51	45
NET INCOME	$ 178,957	$ 2,585,912

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENTS OF CHANGES IN MEMBER'S CAPITAL

YEARS ENDED JULY 31, 2013 AND 2012

BALANCE AT AUGUST 1, 2011	$	162,064
Net income		2,585,912
Distributions		(1,833,812)
BALANCE AT JULY 31, 2012		914,164
Net income		178,957
Capital contribution		25,000
Distributions		(992,106)
BALANCE AT JULY 31, 2013	$	126,015

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED JULY 31, 2013 AND 2012

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 178,957	$ 2,585,912
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in certain assets and liabilities:		
Accounts receivable	(27,810)	57,500
Prepaid expenses	3,405	(5,169)
Accrued expenses	(3,966)	2,368
Net cash provided by operating activities	150,586	2,640,611
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from short-term investments, net	49,985	4
Net cash provided by investing activities	49,985	4
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution	25,000	-
Distributions to member	(992,106)	(1,833,812)
Net cash used in financing activities	(967,106)	(1,833,812)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(766,535)	806,803
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	862,633	55,830
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 96,098	$ 862,633

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JULY 31, 2013 AND 2012

Note 1 - Summary of Significant Accounting Policies

Nature of Operations - The Company was organized on November 30, 2001 and commenced active operations on September 13, 2002. Its principal business activity is to provide investment banking services including advising and managing the sale of private enterprises and non-core subsidiaries or divisions, raising capital and refinancing, advising and managing the acquisition of businesses, and providing strategic options advice primarily in the United States.

Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Accounts Receivable - Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Accounts receivable have been reviewed by management and it was determined that there is no requirement for an allowance for doubtful accounts as of July 31, 2013 and 2012, respectively.

Short-term Investments - Short-term investments consist principally of U.S. Treasury Bills with maturities between three months and one year. Debt securities that the Company has the ability and intent to hold until maturity are accounted for as held-to-maturity securities and are carried at amortized cost.

Revenue Recognition - Commission revenues are recognized on a trade date basis.

Income Taxes - The Company does not pay federal and state income taxes on its taxable income. Instead, the member is liable for individual federal and state income taxes on its proportionate share of the Company's taxable income.

In determining the recognition of uncertain tax positions, the Company applies a more-likely-than-not recognition threshold and determines the measurement of uncertain tax positions considering the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with taxing authorities. As of July 31, 2013, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company is generally subject to potential examination by taxing jurisdictions for the prior three years. Currently, no audits for any tax periods are in progress.

Note 1 - Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and short-term investments. The Company places its temporary cash investments and short-term investments with high credit financial institutions. However, a portion of temporary cash investments may exceed FDIC insured levels from time to time. The Company is not aware of any concentrations of credit risk as of July 31, 2013 and 2012.

Subsequent Events - The date to which events occurring after July 31, 2013 have been evaluated for possible adjustment to the financial statements or disclosure is the date of the Independent Auditors' Report which is the date the financial statements were available to be issued.

Note 2 - Fair Value Measurement

Fair value is defined under U.S. generally accepted accounting principles as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company is required to maximize the use of observable inputs, minimize the use of unobservable inputs, and disclose in the form of an outlined hierarchy the details of such fair value measurements. The hierarchy of valuation techniques is based on whether the inputs to fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The hierarchy requires the use of observable market data, when available. These inputs have created the following fair value hierarchy:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than those included in Level 1. For example, quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

Level 3 - Unobservable inputs reflecting management's own assumptions about the inputs used in estimating the value of the assets.

The following table presents the financial instruments carried at fair value (as described above) as of July 31, 2013 and 2012:

	2013	2012
Level 1		
Short-term investments	$ -	$ 49,985

Note 3 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At July 31, 2013, the Company had net capital of $96,098, which was in excess of its requirement of $5,000 by $91,098.

Note 4 - Short-term Investments

At July 31, 2013 and 2012, investments in held-to-maturity debt securities were as follows:

	2013		2012	
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
U.S. Treasury Bills (maturing in one year or less)	$ -	$ -	$ 49,985	$ 49,985

Note 5 - Related Party Transactions

Expense Sharing - The Company has entered into an Expense Sharing Agreement with its sole member, Grant Thornton LLP whereby Grant Thornton LLP will provide office space to the Company. In addition, Grant Thornton LLP will be responsible for all the normal overhead expenses relating to the everyday operation of the Company including payroll, insurance, advertising, employee benefits and travel and entertainment.

Contributions Received from Member - During the year ended July 31, 2013, the Company received a capital contribution in the amount of $25,000 from Grant Thornton LLP to be used for cash flow purposes.

Note 6 - Major Customers

For the years ending July 31, 2013 and 2012, fee income from five customers and four customers amounted to approximately $185,000 and $2,503,000, respectively. Accounts receivable due from major customers amounted to approximately $28,000 as of July 31, 2013. There were no amounts due from major customers as of July 31, 2012.

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION REQUIRED BY SEC RULE 17a-5

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

We have audited the financial statements of Grant Thornton Corporate Finance, LLC as of and for the years ended July 31, 2013 and 2012, and our report thereon dated September 24, 2013, which expressed an unqualified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Tonneson & Company, Inc.

Tonneson & Company, Inc.

Wakefield, Massachusetts
September 24, 2013

t co

GRANT THORNTON CORPORATE FINANCE, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JULY 31, 2013

NET CAPITAL

Member's capital at July 31, 2013		$	126,015
Add:			
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B.	Other (deductions) or allowable credits - deferred income taxes payable		-
	Total capital and allowable subordinated liabilities		126,015
Deductions and/or charges:			
A.	Non allowable assets		29,917
Haircuts on securities:			
C.	Trading and investment securities - exempted securities		-
	Net capital	$	96,098

AGGREGATE INDEBTEDNESS

Items included in the accompanying balance sheet		
Accounts payable and accrued expenses	$	-
Total aggregate indebtedness	$	-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum net capital required (6-2/3% of aggregate indebtedness of $0)	$	-
2.	Minimum net capital requirement of the Company	$	5,000
3.	Net capital requirement (greater of 1 or 2 above)	$	5,000
4.	Excess net capital (net capital less Line 3)	$	91,098
5.	Net capital less greater of 10% of total aggregate indebtedness or 120% of Line 3	$	90,098
6.	Percentage of aggregate indebtedness to net capital		0.00%

RECONCILIATION WITH COMPANY'S COMPUTATION

The following is a reconciliation of net capital between this computation and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of July 31, 2013:

Net capital, as reported in the Company's Part II-A (Unaudited) FOCUS Report	$	96,098
Net audit adjustments		-
Net capital	$	96,098

See Independent Auditors' Report on Accompanying Information.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JULY 31, 2013

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (i) of that rule. During the year ended July 31, 2013, the Company was in compliance with the conditions of the exemption.

See Independent Auditors' Report on Accompanying Information.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Grant Thornton Corporate Finance, LLC (the Company), as of and for the year ended July 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be a material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tonneson & Company, Inc.

Wakefield, Massachusetts
September 24, 2013

t co

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended July 31, 2013, which were agreed to by Grant Thornton Corporate Finance, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Grant Thornton Corporate Finance, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Grant Thornton Corporate Finance, LLC's management is responsible for Grant Thornton Corporate Finance, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended July 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tonneson & Company, Inc.

Tonneson & Company, Inc.

September 24, 2013

tonneson + co
Certified Public Accountants & Consultants
401 Edgewater Place, Suite 300, Wakefield, MA 01880-6208 t. 781.245.9999 f. 781.245.8731 www.tonneson.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended July 31,2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Grant Thornton Corporate Finance LLC
75 State Street 13th Floor
Boston, MA 02109

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
William Ellis 630-337-6926

2. A. General Assessment (item 2e from page 2) $ 512
   B. Less payment made with SIPC-6 filed (exclude interest) (89)
      2/26/2013
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 423
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 423
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $423
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Grant Thornton Corporate Finance LLC
(Name of Corporation, Partnership or other organization)

William Ellis
(Authorized Signature)

FINOP
(Title)

Dated the 9th day of September, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 8/1/2012 and ending 7/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$204749
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$204749
2e. General Assessment @ .0025	$512

(to page 1, line 2.A.)

Grant Thornton

Grant Thornton Corporate Finance LLC
Member FINRA
A Grant Thornton LLP Subsidiary

September 26, 2013

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Dear Sir or Madam

Please find enclosed two copies of the audited financial statements for Grant Thornton Corporate Finance LLC for the year ending July 2013.

Obviously please feel free to get in touch if we can be helpful.

Many thanks & best wishes

Ian D. Cookson
Managing Director
Tel 617 848 4982
Email: Ian.Cookson@us.gt.com

{N0343598; 1}

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